

December 30, 2011

Via U.S. Postal Service
Lou Maroun
Director
Brookfield Infrastructure Partners, L.P.
7 Reid Street, 4th Floor
Hamilton, HM 11, Bermuda

> **Re:** **Brookfield Infrastructure Partners, L.P.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed April 26, 2011**
> **File No. 001-33632**

Dear Mr. Maroun:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Selected Financial Data, page 8

1. In your reconciliation of Funds from Operations ("FFO") to net income attributable to partnership on page 9, you show FFO for 2009 as $117 million and FFO per unit as $2.45. However, on page 8, FFO for 2009 is presented as $49 million and FFO per unit is $1.03. Please explain this difference to us and revise future filings as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Overview of Performance, page 66

Results of Operations, page 66

2. We note that your Results of Operations narrative discusses your results in terms of Non-IFRS financial measures and does not provide sufficient analysis of the changes in your results computed in accordance with IFRS and presented on the face of your financial statements. Please revise your discussion and analysis to provide presentation with equal or greater prominence of financial measures presented in accordance with IFRS. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also revise your discussion and analysis to discuss significant factors materially affecting income from operations. Please also provide a narrative discussion of the extent to which material changes in revenues are attributable to changes in prices or to changes in volume of products sold or to the introduction of new products and services. Refer to Item 5.A of Form 20-F.

3. Please show us your calculations for the AFFO yields presented on pages 66, 70, 75, and 79 and for your return on rate base presented on page 70. Tell us why certain AFFO yields exclude the gain on sale of TBE in 2009 and explain how, if at all, that exclusion impacted 2010 AFFO yield calculations. Please also consider providing a table that segregates your invested capital by segment.

Capital Resources and Liquidity, page 82

4. We note that you have a working capital deficit as of December 31, 2010. Please revise future filings to indicate, if true, that you believe your working capital is sufficient for the company's present requirements or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B(1)(a) of Form 20-F.

5. Please provide an evaluation of your sources and amounts of cash flows, including the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact of such restrictions have had or expected to have on your ability to meet your cash obligations. Refer to Item 5.B(1)(b) of Form 20-F.

Contractual Obligations, page 90

6. Please revise your contractual obligations table in future filings to provide the information and categories specified in Item 5.F.1 of Form 20-F.

Consolidated Financial Statements, page F-1

Consolidated and Combined Statements of Operating Results, page F-6

7. We note that you have presented a subtotal called "Income (loss) before under noted" on the face of your statements of operating results. Please explain to us what you intend to convey to readers of your financial statements by presenting this subtotal and why you believe that this subtotal is relevant to an understanding of your financial performance. Refer to paragraph 85 of IAS 1.

8. Please also explain to us why you believe it is appropriate to present depreciation and amortization expense below gross margin and your "Income (loss) before under noted" subtotal. Please tell us how you considered the view expressed in paragraph 56 of the basis for conclusions in IAS 1 that if a subtotal for results of operating activities, or a similar line item, is presented, it would be inappropriate to exclude items on the grounds that they do not involve cash flows, such as depreciation and amortization expense.

Note 3. Summary of Accounting Policies, page F-11

Reorganization of Brookfield Infrastructure Interests, page F-11

9. We note that effective December 31, 2010 you entered into voting arrangements with various affiliates of Brookfield Asset Management ("Brookfield"), your ultimate parent company, whereby you effectively gained control of Brookfield Infrastructure LP ("Holding LP") and that you entered into similar arrangements in respect of Brookfield's indirect holdings in its U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation. We also note your disclosures beginning on page 109 of your relationship and voting agreements with Brookfield. Please address the following items:

- Tell us the name of each entity consolidated as a result of these voting arrangements and explain how all entities are under common control. Tell us the ownership interest held by each party in each entity immediately before and, if different, after the effective date of the voting agreements.

- Explain in sufficient detail how you determined that these voting agreements gave you the power to govern the financial and operating policies of each entity, including those less than majority owned, so as to obtain benefit from their activities. In doing so, tell us if these voting agreements have an expiration date and/or if they can be terminated at Brookfield's discretion.

- We note that the assets and liabilities of the commonly controlled entities are reflected at their carrying amounts as of the reorganization date and your statements of financial position, operating results, and cash flows are combined for these entities as if the arrangements had been in place from the time Brookfield acquired control. Since business combinations between entities under common control are outside the scope of IFRS 3R, we note that you based your accounting and presentation based on other guidance under the IFRS framework and pronouncements of other standard-setting bodies. Please explain in further detail the deliberative process you went through in determining the accounting for and presentation of these common control transactions.

Note 4. Transition to IFRS, page F-25

10. Please tell us if you have applied IFRIC 12 to your financial statements and, if so, explain in sufficient detail how it impacted your financial statements. If you do not believe you fall within the scope of IFRIC 12, please explain the reasons for your determination.

Note 7. Acquisition of Businesses, page F-34

11. We note that you recognized a bargain purchase gain of $166 million and a remeasurement gain of $239 million related to your acquisition of Prime. We read that you consider that the gain is reflective of industry conditions at the time of the negotiation of the acquisition. Please explain to us in sufficient detail your process for determining the fair value of the assets and liabilities acquired, including a summary of any reassessment procedures you performed under paragraph 36 of IFRS 3R. Please also explain to us in more detail the reasons why the transaction resulted in such a significant gain.

12. Based on your disclosures on page F-49, we note that you recognized a $2.5 billion concession arrangement intangible asset in connection with your Prime acquisition. We further note your disclosures on page F-17 that these concession arrangements are being amortized over the life of the contractual arrangement, 91 years. Please address the following items:

- Tell us in sufficient detail how you determined the fair value of these concession arrangements and how you determined this valuation was reasonable.

- Considering your disclosures on page F-49 indicate that the concession arrangement has an expiration date of 2051 with an option to extend the arrangement, please tell us how you determined that a useful life of 91 years was appropriate. In doing so, provide us with a summary of the renewal and termination clauses underlying these contracts.

13. We note that you recorded a $28 million remeasurement gain related to your UK Port operations as a result of the common control transaction with Brookfield. Considering your ownership percentage of this entity did not appear to change as a result of this common control transaction, tell us your basis in GAAP for remeasuring your previously

held equity interest to fair value. Please clarify in your response if you accounted for this investment under the equity method prior to the Brookfield voting agreements.

Note 20. Borrowings, page F-51

14. We note your statement in the third risk factor on page 10 that you are subject to potential limitations on the ability of some of your subsidiaries to declare and pay dividends. Please explain to us how you considered the need to provide Schedule I as discussed in Rule 12-04 of Regulation S-X. See also Item 17(a) of Form 20-F.

Note 23. Segment Information, page F-54

15. Please provide reconciliations of reportable segment revenues to consolidated revenues. Refer to paragraph 28 of IFRS 8.

Note 26. Interest Expense, page F-59

16. Please confirm that the interest expense disclosed in this table includes interest expense on the non-recourse borrowings disclosed on page F-52.

Note 32. Retirement Benefit Plans, page F-62

17. Please revise to include all of the disclosures required by paragraph 120A of IAS 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief